Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SOW GOOD INC.

Sow Good Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

A. The Corporation was originally incorporated under the name Ante5, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Nevada on April 23, 2010. The Corporation changed its name to Black Ridge Oil & Gas, Inc. on March 30, 2012, and subsequently changed its name to Sow Good Inc. on January 8, 2021. On February 15, 2024, the Corporation reincorporated in the State of Delaware.

B. This Amended and Restated Certificate of Incorporation (the “Restated Certificate”), which amends, restates and further integrates the certificate of incorporation of the Corporation as heretofore in effect, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL, and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

C. Article IV of the Certificate of Incorporation is hereby amended to replace paragraph A in its entirety with the following:

“A. Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is one billion and twenty million (1,020,000,000), of which (i) one billion (1,000,000,000) shares shall be common stock, par value of $0.001 per share (the “Common Stock”), and (ii) twenty million (20,000,000) shares shall be Preferred Stock, $0.001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then-outstanding shares of Common Stock, voting together as a single class, without the vote of the holders of Preferred Stock, unless a separate, additional vote of the holders of Preferred Stock, or of any series thereof, is expressly required pursuant to the Preferred Stock Designation (as defined below) established by the board of directors of the Corporation (the “Board”).”

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed and acknowledged on March 30, 2026.

By:	/s/ David Lazar
David Lazar, Chief Executive Officer